FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                      GRANITE MORTGAGES 03-1 PLC


                                      By:    /s/ Clive Rakestrow
                                           ---------------------
                                      Name:  L.D.C. Securitisation Director
                                      No. 1 Limited by its authorized person
                                      Clive Rakestrow for and on its behalf
                                      Title: Director
Date: 29 January 2004

                                      GRANITE FINANCE FUNDING LIMITED


                                      By:     /s/  Nigel Charles Bradley
                                           -----------------------------
                                      Name:   Nigel Charles Bradley
                                      Title:  Director
Date: 29 January 2004

                                      GRANITE FINANCE TRUSTEES LIMITED


                                      By:      /s/ Richard Gough
                                           ---------------------
                                       Name:   Richard Gough
                                       Title:  Director
Date: 29 January 2004

                                   10
INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-1 PLC
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 December 2003 - 31 December 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans
----------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                            177,469

Current Balance                                                       (GBP)13,059,474,279

Last Months Closing Trust Assets                                      (GBP)13,694,898,654

Funding share                                                         (GBP)12,733,905,268

Funding Share Percentage                                                     97.51%

Seller Share*                                                           (GBP)325,569,011

Seller Share Percentage                                                      2.49%

Minimum Seller Share (Amount)*                                          (GBP)367,083,573

Minimum Seller Share (% of Total)                                            2.81%

Excess Spread last period (% of Total)                                       0.13%
----------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------
                         Number               Principal ((GBP))        Arrears ((GBP))          By Principal (%)

< 1 Month                174,943               12,890,379,092                  0                     98.71%

> = 1 < 3 Months          2,006                 136,777,882                1,172,705                  1.05%

> = 3 < 6 Months           382                   23,717,325                 590,536                   0.18%

> = 6 < 9 Months           97                    6,292,299                  269,648                   0.05%

> = 9 < 12 Months          26                    1,396,001                   83,647                   0.01%

> = 12 Months              15                     911,680                   144,494                   0.01%

Total                    177,469               13,059,474,279              2,261,030                 100.00%
-------------------------------------------------------------------------------------------------------------------





Properties in Possession

-----------------------------------------------------------------------------------------
                           Number               Principal ((GBP))       Arrears ((GBP))

Total (since inception)      88                  4,721,098                  204,264
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Properties in Possession                                                       41

Number Brought Forward                                                         35

Repossessed (Current Month)                                                    6

Sold (since inception)                                                         47

Sold (current month)                                                           12

Sale Price / Last Loan Valuation                                              1.11

Average Time from Possession to Sale (days)                                   122

Average Arrears at Sale                                                    (GBP)2,060

Average Principal Loss (Since inception)*                                   (GBP)421

Average Principal Loss (current month)**                                    (GBP)33

MIG Claims Submitted                                                           7

MIG Claims Outstanding                                                         0

Average Time from Claim to Payment                                             59
-----------------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month.

Substitution

-----------------------------------------------------------------------------------------
                                                   Number              Principal ((GBP))

Substituted this period                              0                       (GBP)0

Substituted to date (since 26 March 2001)         287,381             (GBP)21,658,382,742
-----------------------------------------------------------------------------------------

CPR Analysis

-----------------------------------------------------------------------------------------
                                                  Monthly                  Annualised

Current Month CPR Rate                             4.87%                     45.04%

Previous Month CPR Rate                            4.60%                     42.70%
-----------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                 25.75

Weighted Average Remaining Term (by value) Years                             19.83

Average Loan Size                                                         (GBP)73,587

Weighted Average LTV (by value)                                              74.20%

Weighted Average Indexed LTV (by value)                                      59.97%

Fast Track (by value)                                                        22.42%
-----------------------------------------------------------------------------------------

Product Breakdown

-----------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                      49.69%

Together (by balance)                                                        26.33%

Capped (by balance)                                                          2.46%

Variable (by balance)                                                        20.65%

Tracker (by balance)                                                         0.88%

Total                                                                        100.0%
-----------------------------------------------------------------------------------------



Geographic Analysis

----------------------------------------------------------------------------------------------------------------
                         Number                 % of Total               Value ((GBP))             % of Total
East Anglia               4,096                    2.31%                  296,450,066                 2.27%

East Midlands            14,280                    8.05%                  923,304,832                 7.07%

Greater London           22,317                    12.58%                2,577,940,223               19.74%

North                    25,280                    14.24%                1,270,686,847                9.73%

North West               26,857                    15.13%                1,586,726,125               12.15%

South East               28,253                    15.92%                2,750,325,283               21.06%

South West               12,623                    7.11%                 1,000,355,730                7.66%

Wales                     8,630                    4.86%                  500,177,865                 3.83%

West Midlands            13,316                    7.50%                  905,021,568                 6.93%

Yorkshire                21,817                    12.29%                1,248,485,741                9.56%

Total                    177,469                    100%                 13,059,474,279               100%
----------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------
                                                   Number                Value ((GBP))             % of Total

0% < 25%                                           5,944                  229,846,747                 1.76%

> = 25% < 50%                                      22,021                1,494,003,858               11.44%

> = 50% < 60%                                      14,217                1,157,069,421                8.86%

> = 60% < 65%                                      8,124                  698,681,874                 5.35%

> = 65% < 70%                                      9,412                  830,582,564                 6.36%

> = 70% < 75%                                      14,626                1,202,777,581                9.21%

> = 75% < 80%                                      12,644                1,181,882,422                9.05%

> = 80% < 85%                                      13,779                1,112,667,209                8.52%

> = 85% < 90%                                      28,565                1,931,496,246               14.79%

> = 90% < 95%                                      36,652                2,529,620,168               19.37%

> = 95% < 100%                                     11,332                 683,010,505                 5.23%

> = 100%                                            153                    7,835,685                  0.06%

Total                                             177,469                13,059,474,279              100.0%
----------------------------------------------------------------------------------------------------------------

Repayment Method

----------------------------------------------------------------------------------------------------------------
                                                   Number                Value ((GBP))             % of Total

Endowment                                          29,770                2,075,150,463               15.89%

Interest Only                                      13,761                1,537,100,123               11.77%

Pension Policy                                      632                    61,379,529                 0.47%

Personal Equity Plan                               1,307                   90,110,373                 0.69%

Repayment                                         131,999                9,295,733,792               71.18%

Total                                             177,469                13,059,474,279              100.00%
----------------------------------------------------------------------------------------------------------------

Employment Status

----------------------------------------------------------------------------------------------------------------
                                                   Number                Value ((GBP))             % of Total

Full Time                                         158,416                11,291,221,462              86.46%

Part Time                                          2,260                  122,759,058                 0.94%

Retired                                             454                    15,671,369                 0.12%

Self Employed                                      14,556                1,550,159,597               11.87%

Other                                              1,783                   79,662,793                 0.61%

Total                                             177,469                13,059,474,279              100.00%
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                           5.74%

Effective Date of Change                                                1 December 2003
----------------------------------------------------------------------------------------------------------------




Notes        Granite Mortgages 03-1 plc

----------------------------------------------------------------------------------------------------------------
                       Outstanding                  Rating              Reference Rate               Margin
                                               Moodys/S&P/Fitch

Series 1

A1                    $231,250,000                P-1/A-1+/F1+               1.11%                   -0.01%

A2                   $1,225,000,000                Aaa/AAA/AAA               1.35%                    0.19%

A3**                  $300,000,000                 Aaa/AAA/AAA                N/A                     0.40%

B                      $42,000,000                  Aa3/AA/AA                1.59%                    0.43%

C                      $56,000,000                Baa2/BBB/BBB               2.61%                    1.45%

Series 2

A                   (euro)900,000,000              Aaa/AAA/AAA               2.38%                    0.24%

B                   (euro)62,000,000                Aa3/AA/AA                2.57%                    0.43%

C                   (euro)94,500,000              Baa2/BBB/BBB               3.59%                    1.45%

Series 3

A                   (GBP)665,000,000               Aaa/AAA/AAA               4.01%                    0.24%

B                    (GBP)31,000,000                Aa3/AA/AA                4.20%                    0.43%

C                    (GBP)41,000,000              Baa2/BBB/BBB               5.22%                    1.45%
----------------------------------------------------------------------------------------------------------------

** Reference rate is determined based on the average daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement

----------------------------------------------------------------------------------------------------------------
                                                                                                  % of Notes
                                                                                                  Outstanding

Class B Notes ((GBP) Equivalent)                                        (GBP)97,837,647               3.79%

Class C Notes ((GBP) Equivalent)                                        (GBP)137,914,263              5.34%
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                                              % of Funding Share

Class B Notes ((GBP) Equivalent)                                        (GBP)97,837,647               0.77%

Class C Notes ((GBP) Equivalent)                                        (GBP)137,914,263              1.08%
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                         (GBP)45,000,000               0.35%

Balance Brought Forward                                                 (GBP)29,138,843               0.23%

Drawings this Period                                                         (GBP)0                   0.00%

Excess Spread this Period                                                (GBP)1,392,677               0.01%

Funding Reserve Fund Top-up this Period*                                     (GBP)0                   0.00%

Current Balance                                                         (GBP)30,531,520               0.24%
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                 (GBP)24,525,584               0.19%

Funding Reserve %                                                             0.6%                     NA
----------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less than the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.